                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -------------------------------------
                                  SCHEDULE 13D
                      Under the Securities Exchange of 1934

                                 Amendment No. 6



                            Ultralife Batteries, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    903899102
                               -------------------
                                 (CUSIP Number)

                           Glenn H. Epstein, President
                       Intermagnetics General Corporation
                             450 Old Niskayuna Road
                             Latham, New York 12110
                                  (518)782-1122
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 2-3, 2000
                          ----------------------------
                          (Date of Event that Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior covering page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Schedule I - Page 1 of 4 Pages

_______________________________________________________________________________

CUSIP No.  903899102                                             SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS,
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       Intermagnetics General Corporation
                                   14-1537454
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)

______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                State of New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       853,053
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       853,053
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             853,053
______________________________________________________________________________

   12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.85%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                CO
______________________________________________________________________________
                      SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Schedule I - Page 2 of 4 Pages
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         This Amendment No. 6 to Schedule 13D ("Amendment No. 3") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Intermagnetics General Corporation (the "Reporting Person") dated December 31, 1992, as amended by Amendment No. 1 to Schedule 13D, dated May 28, 1993, Amendment No. 2 to Schedule 13D, dated December 1, 1994, Amendment No.3 to
Schedule 13D, dated September 28, 1995, Amendment No. 4 dated March 1, 1996, and Amendment No. 5 to Schedule 13D, dated February 15, 2000, each of which relate to the Common Stock, $.10 par value per share, of Ultralife Batteries, Inc., a Delaware corporation (the "Issuer"). In the event that any disclosure contained in this Amendment No. 6 is inconsistent with the disclosure contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosure from the date of this Amendment No. 6.


Item 1. Security and Issuer

         No change.


Item 2. Identity and Background

         No change.


Item 3. Source and Amount of Funds or Other Consideration

         No change.


Item 4. Purpose of Transaction

         No change.


Item 5. Interest in Securities of the Issuer

         (a) Item 5.a. of the Statement is hereby amended to replace the first paragraph only with the following:

The Reporting Person currently owns 853,053 shares of the Common Stock of the Issuer (the "Shares") corresponding to approximately 7.85% of the outstanding shares of Common Stock of the Issuer.

         (b) No change

         (c) Item 5.(c) of the Statement is amended by adding to the end thereof the following:










                         Schedule I - Page 3 of 4 Pages

On March 2, 2000, the Reporting Person sold 1,700 shares of the Issuer's Common Stock at a price of $14 per share in a brokerage transaction reported on NASDAQ. On March 3, 2000, the Reporting person sold 4,000 shares of the Issuers Common Stock at a price of $14 1/4, 1,000 shares at a price of $14 15/16, 1,000 shares at a price of $14 1/2, 1,000 shares at a price of $14 9/16, 1,000 shares at a price of $15 1/4, 1,000 shares at a price of $15 5/16, 10,000 shares at a price of $15 3/8, and 2,000 shares at a price of $15 3/4.

         (d) No change.

         (e) No Change.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No change.


Item 7. Material to Be Filed as Exhibits

         No change.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              INTERMAGNETICS GENERAL CORPORATION


March 17, 2000                        By: /s/ Michael C. Zeigler
                                          --------------------------------------
                                              Michael C. Zeigler
                                              Senior Vice President - Finance,
                                              and Chief Financial Officer



                         Schedule I - Page 4 of 4 Pages